                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|         ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
            ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001
                          -----------------

                                       OR

|_|         TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF THE  SECURITIES
            EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ---------------    --------------

                      Commission file number _____________

            A. Full title of the plan and the address of the plan,  if different from that of the issuer named below:

                    Handy & Harman Savings Plan
                    555 Theodore Fremd Avenue
                    Rye, NY 10580

            B. Name of issuer of the  securities  held  pursuant to the plan and the address of its principal executive office:

                    WHX Corporation
                    110 East 59th Street
                    New York, New York  10022

HANDY & HARMAN
SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000
Index
--------------------------------------------------------------------------------

                                                                   Page(s)

Report of Independent Accountants                                     1

Financial Statements:

Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                   2

Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 2001                              3

Notes to Financial Statements                                        4-10

Supplemental Schedule:

Schedule H - Item 4i - Schedule of Assets Held for Investment Purposes
    as of December 31, 2001                                           11

                        Report of Independent Accountants

To the Administrative Committee and Participants of
Handy & Harman Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the  related  statement  of  changes in net assets  available  for  benefits present fairly, in all material respects,  the net assets available for benefits of Handy & Harman  Savings  Plan (the  "Plan") at December 31, 2001 and 2000 and
the changes in net assets available for benefits for the year ended December 31,
2001 in conformity with accounting  principles  generally accepted in the United
States of America.  These  financial  statements are the  responsibility  of the
Plan's  management;  our  responsibility  is to  express  an  opinion  on  these financial  statements  based on our  audits.  We  conducted  our audits of these statements  in  accordance  with auditing  standards  generally  accepted in the
United  States of America,  which  require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management, and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of assets held for investment  purposes is presented for the purpose of additional analysis and is not a required part of the basic  financial  statements but is  supplementary information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income Security Act of
1974. This supplemental schedule is the responsibility of the Plan's management.
The supplemental  schedule has been subjected to the auditing procedures applied in the audit of the basic financial  statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic  financial  statements taken as a whole.

PricewaterhouseCoopers LLP
June 26, 2002
New York, NY

HANDY & HARMAN
SAVINGS PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000                                               2
--------------------------------------------------------------------------------

                                                               December 31,
                                                          2001              2000

Assets:

Investments at fair value                             $  29,746,154     $ 29,050,530
                                                      -------------     ------------

Receivables:
  Employer matching contributions                            41,401           49,222
  Participant contributions                                 170,388          218,734
  Other                                                       1,026            2,629
                                                      -------------     ------------
          Total receivables                           $     212,815          270,585
                                                      -------------     ------------

Net assets available for benefits                     $  29,958,969     $ 29,321,115
                                                      =============     ============

                See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2001                                          3
--------------------------------------------------------------------------------

Additions:
  Investment income:
    Net appreciation/depreciation in fair value of investments       $  (1,359,876)
    Interest                                                               103,798
    Dividends                                                              935,404
                                                                     -------------
                                                                          (320,674)

    Contributions:
     Participant                                                         2,691,648
     Employer                                                              603,477
                                                                     -------------
                                                                         3,295,125
                                                                     -------------

Total additions                                                          2,974,451
                                                                     -------------

Deductions:
  Benefits paid to participants                                          2,331,118
  Administrative expenses                                                    5,479
                                                                     -------------

Total deductions                                                         2,336,597
                                                                     -------------

Net increase                                                               637,854

Net assets available for benefits:
  Beginning of year                                                     29,321,115
                                                                     -------------
  End of year                                                        $  29,958,969
                                                                     =============

                See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  4
--------------------------------------------------------------------------------

1.       Description of Plan

         The following brief description of the Handy & Harman Savings Plan (the
         "Plan") is provided for general information purposes only. Participants should refer to the Plan  document for a more complete  description  of the Plan's provisions.

         The  Plan  is a  defined  contribution  plan  subject  to the  Employee
         Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are held in trust by T. Rowe Price Trust Company. The general operation and administration  of the  Plan  are  carried  out  by the  Administrative
         Committee for the Plan (the "Committee").

         Any  employee  of Handy & Harman and  participating  subsidiaries  (the
         "Company") who is not subject to a collective  bargaining  agreement of the Company which  prohibits  participation  in the Plan is eligible to become a member of the Plan after three months of service.

         On March 1, 1998,  the Company  entered into an  Agreement  and Plan of
         Merger with WHX Corporation which was completed on April 13, 1998.

         On September 14, 1999,  assets amounting to $2,341,596 were merged into the Plan from the Sumco Inc.  401(k)  Plan.  Sumco Inc.  ("Sumco") is a
         wholly  owned  subsidiary  of Handy &  Harman.  Sumco  employees  began participating in the Plan on July 1, 1999.

         Contributions
         For each plan year,  participants  may  contribute  up to 15% of pretax annual  compensation,  as defined in the Plan,  not to exceed an annual
         maximum  as   determined   by  Internal   Revenue   Service  Rules  and
         Regulations.  Participants may also rollover  contributions  from other
         qualified   defined   benefit   or   contribution   plans.   For  Sumco
         participants,  the Company  contributes  an amount  equal to 75% of the first 4% of base  compensation  that a participant  contributes  to the
         Plan.  For all other  participants,  the Company  contributes an amount equal to 50% of the first 3% of base  compensation  that a  participant contributes to the Plan.

         From January 1, 1999 until July 1, 1999,  the date of the Plan's merger with the Sumco Inc.  401(k) Plan, all employer  matching  contributions were made to the WHX  Stock  Fund.  Beginning  July 1,  1999,  employer matching  contributions to Sumco  participants were allocated among the various investment funds according to participants' elections. Employer matching contributions to all other participants continue to be made to the WHX Stock Fund.

         Participant   contributions   may  be   limited   as  the   result   of
         nondiscrimination test criteria as defined by the Internal Revenue Code of 1986, as amended.

         The unit value of  participant's  accounts in a  particular  investment fund is computed  by dividing  that  particular  investment  fund's net value by the total number of participant units in that investment fund.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  5
--------------------------------------------------------------------------------

         Vesting
         Participants  are  immediately  vested  in the  entire  value  of their
         accounts,   including  employer   contributions  plus  actual  earnings
         thereon.

         Investment Options
         Each  participant  in the Plan elects to have his or her  contributions invested in any one or a combination of investment  funds.  These funds are described as follows:

            T. Rowe Price Mid Cap Growth Fund - This fund  invests in the common stocks of medium-sized companies.

            T. Rowe Price Small Cap Value Fund - This fund invests in the common stocks of small sized companies.

            T. Rowe Price Prime Reserve Fund - This fund is an actively  managed portfolio with investments in money market funds.

            Massachusetts   Investors  Growth  Stock  Fund  -  This  fund  seeks
            investments it believes to have better than average long-term growth potential with an emphasis on quality companies. The fund may invest up to 50% in foreign securities.

            Massachusetts  Investors Trust - This trust seeks reasonable current income  and  long-term  growth of income  and  capital.  It  invests primarily in stocks  representing well known companies across a wide range of industries.

            T. Rowe Price  Equity  Index 500 Fund - This fund invests in the 500 stocks that make up the S&P 500(R) Index.

            T.  Rowe  Price  International  Stock  Fund - This fund  invests  in established  non-U.S.  companies.  It is  diversified  in developed, newly industrialized, and emerging countries.

            T. Rowe Price Spectrum Growth Fund - This fund invests in seven U.S.
            stock  funds,  one  international  stock fund,  and one money market fund.

            MFS Total Return Fund - This fund,  under normal market  conditions, invests at least 25% of the  portfolio  in fixed  income  securities
            (bonds)  and at least 40% of the  portfolio  in stocks  with no more than 75% of assets invested in stocks.

            T.  Rowe  Price  Capital  Appreciation  Fund  -  This  fund  invests primarily in stocks.

            T. Rowe Price Spectrum  Income Fund - This fund invests in five U.S.
            bond funds, two  international  bond funds, a money market fund, and an income-oriented stock fund.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  6
--------------------------------------------------------------------------------

            T. Rowe Price  Stable Value Fund - This common trust fund invests in investment contracts issued by high-quality  insurance companies and banks as rated by T. Rowe Price Associates, Inc., the advisor to the fund's sponsor, T. Rowe Price Trust Company.

         Benefit Payments
         Participants  can receive the full current  value of their account upon
         termination,   including  death  or  permanent  and  total  disability.
         Provision has been made to permit early withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements have been prepared on the accrual basis of accounting.

         Investment Valuation and Income Recognition
         The Plan's  investments are stated at fair value.  Shares of registered
         investment   companies  are  valued  at  quoted  market  prices,  which represent  the net asset  value of the shares  held by the Plan at year end. Funds invested in WHX common stock are valued at its quoted market
         price.   Participant   loans  receivable  are  valued  at  cost,  which
         approximates fair value.

         Purchases and sales of securities  are recorded on a trade-date  basis.
         Interest  income  is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

         Participant Loans
         Participants  may borrow from their fund  accounts a minimum of $500 up to a maximum  of 50  percent of their  account  balance,  not to exceed
         $50,000.  Loan terms  typically range from 1-5 years and are secured by the balance in the participant's account. The interest rate on the loan is prime  plus 1% at the date of the loan  application.  For the  years ended  December 31, 2000 and 1999,  the  interest  rate on loans ranged from 6.0% to 10.5%.  Through  payroll  deductions,  the  principal  and interest is repaid directly to the participant's account.

         Payment of Benefits
         Benefits are recorded when paid.

         Administrative Expenses
         With the  exception of investment  advisory fees paid by the Plan,  all other administrative expenses are borne by the Company.

         Use of Estimates
         In accordance with generally accepted accounting  principles,  the Plan has  made  a  number  of  estimates  and  assumptions  relating  to the reporting of assets and  liabilities  and the  disclosure of

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  7
--------------------------------------------------------------------------------

         contingent   assets  and   liabilities  to  prepare  these   financial
         statements. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various  investment options in any combination of
         stocks,   bonds,   mutual  funds,  and  other  investment   securities.
         Investment  securities are exposed to various  risks,  such as interest rate,  market  and  credit.  Due to the level of risk  associated  with certain investment  securities and the level of uncertainty  related to changes  in  the  value  of  investment  securities,  it  is  as  least reasonably  possible  that  changes  in risks in the  near  term  would materially  affect  participants'  account  balances  and  the  amounts reported in the statement of net assets  available for benefits and the statement of changes in net assets available for benefits.

         Presentation
         The Plan  presents  in the  statement  of changes in net assets the net appreciation  (depreciation) in the fair value of its investments which
         consists  of  the   realized   gains  or  losses  and  the   unrealized
         appreciation (depreciation) on those investments.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  8
--------------------------------------------------------------------------------

Investments

         The following  presents  investments  that  represent 5% or more of the
         Plan's net assets:

                                                                                   December 31,
                                                                               2001           2000

         T, Rowe Price Mid Cap Growth Fund, 40,184 and 35,567 shares,
         respectively                                                    $  1,583,238   $  1,415,194
         T. Rowe Price Spectrum Growth Fund, 438,941 and
         441,466 shares, respectively                                       6,175,899      6,939,852
         T. Rowe Price Capital Appreciation Fund, 324,157 and
         296,937 shares, respectively                                       4,745,657      4,142,267
         T. Rowe Price Prime Reserve Fund, 2,544,746 and
         2,851,055 shares, respectively                                     2,544,746      2,851,055
         T. Rowe Price Stable Value Fund, 2,800,038 and 2,581,750
         shares, respectively                                               2,800,038      2,581,750
         T. Rowe Price Spectrum Income Fund, 241,180 and
         216,390 shares, respectively                                       2,556,506      2,330,516
         Massachusetts Investors' Growth Fund, 176,989 and 164,873
         shares, respectively                                               2,281,391      2,825,923
         T. Rowe Price Equity Index 500 Fund, 50,355 and 44,320 shares,
         respectively                                                       1,552,947      1,573,344
         T. Rowe Price Small Cap Value Fund, 88,341 and 75,691
         shares, respectively                                               2,001,807      1,448,723

         During  2001,  the  Plan's  investments  (including  gains or losses on investments  bought  and  sold,  as  well  as  held  during  the  year)
         depreciated in value by $1,359,876, as follows:

         Mutual funds                                       (1,556,163)
         WHX Stock Fund                                        196,287
                                                           -----------
         Total investments                                 $(1,359,876)
                                                           ===========

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  9
--------------------------------------------------------------------------------

4.       Nonparticipant-directed Investments

         Information about the net assets and the significant  components of the
         changes  in  net  assets   relating   to  the   nonparticipant-directed
         investments is as follows:

                                                              December 31,
                                                         2001              2000

         Net assets:
           WHX Stock Fund                           $  892,864          $  182,973
           Employer matching contributions              35,701              43,842
                                                    ------------------------------
                                                       928,565             226,815

                                                        Year ended
                                                        December 31,
                                                            2001

         Changes in net assets:
           Contributions                                $  526,238
           Net appreciation                                196,287
           Loan repayments                                  26,735
           Loan interest income                              3,080
           Benefits paid to participants                   (50,590)
                                                        ----------
                                                        $  701,750
                                                        ==========

5.       Tax Status

         The Internal Revenue Service has determined and informed the Company by letter dated  February 22,  1996,  that the Plan and related  trust are designed in accordance with applicable sections of the Internal Revenue
         Code (IRC). The Plan has been amended since receiving the determination letter.  However,  the plan  administrator  and the Plan's tax  counsel believe that the Plan is designed and is  currently  being  operated in compliance with applicable requirements of the IRC.

6.       Plan Termination

         Although it has not  expressed any intent to do so, the Company has the right under the Plan to discontinue its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan  termination,  participants  will become 100 percent  vested in their accounts.

         In the event of  termination,  the trustee is not  required to make any distributions  from the trust  until  such  time as the IRS shall  have determined in writing that such  termination  will not adversely affect the tax qualification of the Plan.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                 10
--------------------------------------------------------------------------------

7.       Related Party Transactions

         At  December   31,  2001  and  2000,   $24,724,925   and   $24,263,135,
         respectively,  was invested in funds managed by T. Rowe Price, the Plan trustee. At December 31, 2001 and 2000, the WHX Stock Fund included net assets of $928,565 and $226,815, respectively.

8.       Subsequent Event

         On May 2, 2002, assets amounting to $3,996,861 were merged into the
         Plan from the Olympic Manufacturing Group 401(k) Plan. Olympic
         Manufacturing is a wholly owned subsidiary of Handy & Harman. Olympic
         Manufacturing employees began participating in the Plan on May 7, 2002.

HANDY & HARMAN
SAVINGS PLAN

Schedule H - Item 4i - Schedule of Assets Held for Investment Purposes
As of December 31, 2001
--------------------------------------------------------------------------------

    Identity of issue, borrower                                                Current
     lessor or similar party            Description of investment               value

*+WHX Stock                             WHX Stock Fund                     $   892,864
*T. Rowe Price                          Stable Value Fund                    2,800,038
*T. Rowe Price                          International Stock Fund               764,088
*T. Rowe Price                          Prime Reserve Fund                   2,544,746
*T. Rowe Price                          Capital Appreciation Fund            4,745,657
*T. Rowe Price                          Spectrum Growth Fund                 6,175,899
*T. Rowe Price                          Spectrum Income Fund                 2,556,506
*T. Rowe Price                          Small Cap Value Fund                 2,001,807
*T. Rowe Price                          Equity Index 500 Fund                1,552,947
*T. Rowe Price                          Mid Cap Growth Fund                  1,583,238
MFS Investment Management               MFS Total Return Fund                  211,912
MFS Investment Management               Mass. Investors' Trust                 376,204
MFS Investment Management               Mass. Investors' Growth Fund         2,281,391
*Loans to participants                  Participant loans                    1,258,857

*Denotes party-in-interest
+Nonparticipant directed fund, cost basis $1,638,866

                                   SIGNATURES

            The Plan.  Pursuant to the  requirements of the Securities  Exchange
Act of 1934, the trustees (or other persons who administer the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Handy & Harman Savings Plan
                                        (Name of plan)

Date:  June 28, 2002                      /s/ Paul E. Dixon
                                        --------------------------------------
                                        Name:  Paul E. Dixon
                                        Title: Senior Vice President, General
                                               Counsel and Secretary
                                               Handy & Harman Savings Plan
                                               Administrative Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS

            We  hereby  consent  to  the   incorporation  by  reference  in  the
Registration Statement on Form S-8 (File No. 333-64217) of WHX Corporation of
our report dated June 26, 2002, relating to the financial statements of the
Handy & Harman Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

June 28, 2002